Exhibit 99.1

ProQR Therapeutics N.V.

Press Release September 21, 2017

FINAL – FOR RELEASE

ProQR Presents in vivo Proof of Concept Data for the Axiomer® RNA Editing Platform Technology

Key updates

•	ProQR presents in vivo data in a relevant disease model, establishing proof of concept for its novel and proprietary Axiomer® RNA editing platform technology.

•	Axiomer® technology Editing Oligonucleotides (EONs) recruit endogenous ADAR to make single nucleotide changes to RNA in a highly specific and targeted manner.

•	This platform technology potentially has wide applicability for genetic diseases caused by single nucleotide G-to-A mutations.

•	In vivo proof of concept data will be presented at upcoming Oligonucleotide Therapeutics Society (OTS) Meeting on September 25, 2017.

LEIDEN, the Netherlands, September 21, 2017 — ProQR Therapeutics N.V. (Nasdaq: PRQR), today announced that a presentation titled “Axiomer® Technology: Therapeutic Oligonucleotides for Directing Site-Specific A-to-I Editing by Endogenous ADAR Enzymes” will be presented during the Oligonucleotide Therapeutics Society (OTS) Meeting to be held September 24-27, 2017 in Bordeaux, France. The presentation is part of session: Emerging Topics in RNA Biology on September 25, 2017 starting at 3:00pm CET.

These data were also presented during a Drug Information Association (DIA) webinar “Oligonucleotide-Based Therapeutics in Rare Diseases” that took place on September 19, 2017. A replay of the webcast is now available online (1). The presentation is titled “Axiomer® Technology: Therapeutic Oligonucleotides for Directing Site-Specific A-to-I Editing by Endogenous ADAR Enzymes”.

The study demonstrated that, in an in vivo research model of Hurler syndrome, treatment with the Axiomer® EONs resulted in editing of RNA and partial restoration of the enzymatic activity that is missing in this syndrome. Moreover, the increase in enzymatic activity correlated well with reduced levels of the enzyme’s substrate, the accumulation of which results in the characteristics of the syndrome.

“RNA editing is an exciting therapeutic strategy that is rapidly evolving,” said Phillip D. Zamore, PhD, a Howard Hughes Medical Institute Investigator, Gretchen Stone Cook Chair of Biomedical Sciences, Professor of Biochemistry and Molecular Pharmacology, and Chair of the RNA Therapeutics Institute at the University of Massachusetts Medical School. “ProQR’s RNA editing technology promises unique advantages over alternative approaches. This data represents significant progress in confirming the proposed scientific rationale for this novel technology.”

Gerard Platenburg, Chief Innovation Officer at ProQR added, “We are the first to show evidence of RNA editing using endogenous ADAR enzymes in an in vivo model. We see the results from this proof of concept study as a major milestone in the development of our Axiomer® technology for clinical application. With this data, we can continue to build the evidence to take the first EONs further into development.”

(1)	By including the foregoing website address, we do not intend to, and shall not be deemed to incorporate by reference any material contained therein.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Next-Generation Axiomer® Platform Technology

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer® EONS mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® “Editing Oligo Nucleotides”, or EONs, recruit an endogenously expressed RNA editing system called ADAR, which it can direct to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

About Hurler Syndrome

Mucopolysaccharidosis type I-Hurler (MPS I-H; Hurler syndrome) is a recessive lysosomal storage disorder caused by mutations in the IDUA gene, which codes for the α-L-iduronidase enzyme. The most common of these mutations is the G-to-A mutation resulting in the formation of a premature termination codon (W402X) and absence of functional α-L-iduronidase enzyme. The lack of the enzyme results in accumulation of its lysosomal substrates, glycosaminoglycans, which leads to severe defects in multiple organs and a very limited life expectancy.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on our beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the therapeutic potential and clinical development of our Axiomer® platform technology. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Media Contact:

Sariette Witte

T: +31 6 2970 4513 (NL)

T: + 1 213 261 8891 (US)

pr@proqr.com

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com